                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                            REPORT OF FOREIGN ISSUER

                        PURSUANT TO RULE 13A-16 OR 15D-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                         For the month of November 2009

                         Commission file number: 0-30394

                                  METALINK LTD.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)

                    YAKUM BUSINESS PARK, YAKUM 60972, ISRAEL
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                     (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                         Form 20-F [X]     Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes [_]     No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ____________

The following are included in this Report on Form 6-K:

1.   Press release dated November 20, 2009; Metalink announces 2009 annual general meeting.

                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                         METALINK LTD.

Date: November 20, 2009                                  By: /s/ Yuval Ruhama
                                                         --------------------
                                                         Yuval Ruhama
                                                         Chief Financial Officer

  Yuval Ruhama
  CFO
  Metalink Ltd.
  Tel: 972-9-9605555
  Fax: 972-9-9605544
  Yuvalr@MTLK.com

                 METALINK ANNOUNCES 2009 ANNUAL GENERAL MEETING

YAKUM, ISRAEL, November 20, 2009 - Metalink Ltd. (NASDAQ: MTLK), today announced that its 2009 Annual General Meeting of Shareholders will be held on Tuesday,
December 29, 2009, at 6:00 p.m. (Israel time), at Metalink's offices in Yakum
Business Park, Yakum, Israel. The record date for the meeting is the close of business on November 25, 2009.

Metalink will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish the proxy statement to the Securities and Exchange Commission (SEC) on
Form 6-K.

The agenda of this announced annual general meeting is as follows:

     1.   To re-elect Tzvi Shukhman, Uzi Rozenberg and Efi Shenhar, as directors;

     2.   To elect Orly Etzion to a 3 year term as an outside director;

     3.   To authorize the Company's Board of Directors to effect a reverse share split of all of the Company's Ordinary Shares at a ratio not to exceed one-for-ten and to approve related amendments to the Company's
          Memorandum and Articles of Association;

     4.   To reappoint Brightman Almagor & Co., Certified Public Accountants
          (Israel), a member of Deloitte Touche Tohmatsu, to serve as the
          Company's auditors until immediately following the next annual general meeting of shareholders, and to authorize the Board of Directors of the Company to fix their remuneration in accordance with the volume and nature of their services, or to delegate to the Audit Committee the authority to do so; and

     5.   To review and consider the audited financial statements of the Company for the year ended December 31, 2008.

Items 1, 3 and 4 require the approval of a simple majority of the shares voted on the matter. Approval of Item 2 above will require the affirmative vote of a majority of the shares, provided that either (1) at least one third of the shares of non-controlling shareholders voted at the meeting vote in favor or (2)
the total number of shares of non-controlling shareholders voted against the matter does not exceed one percent of the aggregate voting rights in the company. Item 5 does not require a vote by the shareholders.

ABOUT METALINK

Metalink Ltd. (NASDAQ: MTLK) is a fabless semiconductor Company engaged in the research, development and sale of high-throughput wireless local area network
(WLAN) chipsets, and in the sale of high performance broadband access chip sets or digital subscriber line (DSL) used by telecommunications and networking equipment manufacturers.

Metalink's WLANPLUS(TM) is a high-throughput, 802.11n-draft-compliant wireless
LAN technology optimized for the networked home entertainment environment.
Featuring advanced MIMO technology and full support of QoS, and operating in both 2.4GHz and 5GHz bands, WLANPLUS enables multi-room networking of multiple high-definition video streams.

Further information is available at http://www.MTLK.com

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                              SAFE HARBOR STATEMENT

This press release contains "forward looking statements" within the meaning of the United States securities laws. Words such as "aim," "expect," "estimate,"
"project," "forecast," "anticipate," "intend," "plan," "may," "will," "could,"
"should," "believe," "predicts," "potential," "continue," and similar expressions are intended to identify such forward-looking statements. Because such statements deal with future events, they are subject to various risks and uncertainties that could cause actual results to differ materially from those in the forward looking statements. Factors that could cause or contribute to such differences include, but are not limited to: in light of our cash status, our inability to raise additional funds or enter into other strategic transactions on a timely basis may lead us to insolvency; our inability to regain compliance with NASDAQ'S requirements for continued listing; any unforeseen developmental or technological difficulties with regard to our products; changes in the competitive landscape, including new competitors or the impact of competitive pricing and products; and the impact on revenues of economic and political uncertainties and weaknesses in various regions of the world, including the commencement or escalation of hostilities or acts of terrorism. Additional factors that could cause actual results to differ materially from these forward-looking statements are set forth from time to time in Metalink's filings with the SEC, including Metalink's Annual Report in Form F-20. Readers are autioned not to place undue reliance on forward-looking statements. Except as required by applicable law, the Company undertakes no obligation to republish or revise forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrences of unanticipated events. The Company cannot guarantee future results, events, and levels of activity, performance, or achievements.